Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2012	2013	2014	2015	2016
Earnings
Income before income taxes	$2,005	$14,371	$1,234	$10,252	$6,796
Add/(Deduct):
Equity in net income of affiliated companies	(588)	(1,069)	(1,275)	(1,818)	(1,780)
Dividends from affiliated companies	593	529	1,463	1,485	1,613
Fixed charges excluding capitalized interest	3,998	3,861	3,671	3,380	3,860
Amortization of capitalized interest	44	41	39	38	37
Earnings	$6,052	$17,733	$5,132	$13,337	$10,526

Fixed Charges
Interest expense	$3,828	$3,689	$3,496	$3,227	$3,702
Interest portion of rental expense (a)	170	172	175	153	158
Capitalized interest	4	18	21	20	27
Total fixed charges	$4,002	$3,879	$3,692	$3,400	$3,887

Ratios
Ratio of earnings to fixed charges	1.5	4.6	1.4	3.9	2.7
__________
(a) One-third of all rental expense is deemed to be interest.